

News Release – October 19, 2006

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: October 19, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Halt Order Lifted

The company is pleased to report that the Toronto Stock Exchange has withdrawn the Halt Trade Order following the withdrawal of the Cease Trade Order by the British Columbia Securities Commission both of which were issued against the company last week as a result of the late filing of certain statutory reports.

The company has filed all its required statutory information in Canada which is available on www.sedar.com.

Jan A Vestrum
President & CEO